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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G

                      Under the Securities Act of 1945

                             (Amendment No. __)

                           barnesandnoble.com inc.
-----------------------------------------------------------------------------
                              (Name of Issuer)


                            Class A Common Stock
-----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 067846 10 5
-----------------------------------------------------------------------------
                               (CUSIP Number)

                            December 31, 1999(1)
-----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number


                                SCHEDULE 13G

CUSIP No.  067846 10                                             Page 2 of 8
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Barnes & Noble, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                 (b) [X](3)
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           57,500,001 (2)(4)

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           57,500,001 (2)(4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     57,500,001 (2)(4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     39.8%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                                SCHEDULE 13G

CUSIP No.  067846 10                                             Page 3 of 8
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     B&N.com Holding Corp.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                 (b) [X](3)
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           57,500,001 (2)(5)

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           57,500,001 (2)(5)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     57,500,001 (2)(5)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     39.8%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                                SCHEDULE 13G

CUSIP No.  067846 10                                             Page 4 of 8

Item 1.   Name of Issuer and Address

          (a) The name of the issuer is barnesandnoble.com inc., a Delaware corporation (the "Company" or the "Issuer").

          (b) The principal executive offices of the Company are located at 76 Ninth Avenue, 11th Floor, New York, New York 10011.

Item 2. Identity, Address, Citizenship, Title of Class of Securities and CUSIP Number

Items 2(a), (b), (c)

          This statement on Schedule 13G ("Statement") is filed by Barnes & Noble, Inc., a Delaware corporation ("B&N") and B&N.com Holding Corp., a Delaware corporation and a wholly-owned subsidiary of B&N ("B&N Holding"). See Exhibit A, Note (1). The address of principal business office of B&N and B&N Holding is 122 Fifth Avenue, New York, NY 10011.

Item 2(d), (e)

          This Statement relates to the Class A Common Stock, (the "Class A Common Stock") of the Company. The CUSIP number for the Class A Common Stock is 067846 10 5.

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

          Not Applicable

Item 4.   Ownership

Item 4(a), (b)

          B&N is deemed to beneficially own, through its wholly-owned subsidiary B&N Holding, 57,500,001 shares of Class A Common Stock, representing 39.8% of the Company's issued and outstanding shares (based on
29,347,067 shares outstanding at December 31, 1999).   See Exhibit A, Notes
(2), (4) and (5).

Item 4(c)

          Reporting person B&N and joint filer B&N Holding are the sole beneficial owners of the securities identified in subsection (a) above. B&N Holding has the sole voting and dispositive power over the Class A Common Stock deemed to be beneficially owned by B&N Holding. B&N, as the parent company of B&N Holding, has sole voting and dispositive power over the common
stock of B&N Holding.   See Exhibit A, Notes (2), (4) and (5).

                                SCHEDULE 13G

CUSIP No.  067846 10                                             Page 5 of 8

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          For identity of the subsidiary, see Exhibit A.

Item 8.   Identification and Classification of Members of the Group

          For identity of each member of the Group, see Exhibit A.

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          Not applicable.

                                SCHEDULE 13G

CUSIP No.  067846 10                                             Page 6 of 8

                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2000

                              BARNES & NOBLE, INC.


                              By:   /S/ LEONARD RIGGIO
                              -----------------------------------------
                              Leonard Riggio, Chairman of the Board and
                                 Chief Executive Officer

                              B&N.COM HOLDING CORP.


                              By:   /S/ LEONARD RIGGIO
                              -----------------------------------------
                              Leonard Riggio, Chairman of the Board

                                SCHEDULE 13G

CUSIP No.  067846 10                                        Page 7 of 8

                           JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the securities of the issuer and further agree that this Agreement be included as an exhibit to such filing. The parties to the Agreement expressly authorize each other to file on each other's behalf any and all amendments to such statement.

     IN WITNESS WHEREOF, the parties have executed this Agreement on April 13, 2000.


                             BARNES & NOBLE, INC.


                             By:   /S/ LEONARD RIGGIO
                             -----------------------------------------
                             Leonard Riggio, Chairman of the Board and
                                Chief Executive Officer

                             B&N.COM HOLDING CORP.


                             By:   /S/ LEONARD RIGGIO
                             -----------------------------------------
                             Leonard Riggio, Chairman of the Board

                                SCHEDULE 13G

CUSIP No.  067846 10                                        Page 8 of 8


                    EXHIBIT A (Pursuant to Items 7 and 8)

Item 7.   Identification of Subsidiary

          Joint Filer, B&N.com Holding Corp.

Item 8.   Members of the Group

          Barnes & Noble, Inc. (3)

          B&N.com Holding Corp. (3)

          Bertlesmann AG (3)

          BOL.US Online, Inc. (3)

                                    NOTES

(1) As described in the Issuer's May 24, 1999 Registration Statement on Form S-1 (the "Form S-1), Barnes & Noble, Inc. and Bertlesmann AG established the business of the Issuer's operating subsidiary barnesandnoble.com llc under the terms and conditions of a certain Formation Agreement dated October 31, 1998, and prior to the Issuer's May 24, 1999 initial public offering, reporting person Barnes & Noble, Inc., through its wholly-owned subsidiary and joint filer B&N.com Holding Corp., held 57,500,000 Membership Units in barnesandnoble.com llc and 1 share of the Issuer's Class B Common Stock, $.001 par value per share (the "Class B Common Stock").

(2) Neither the reporting person Barnes & Noble, Inc. nor joint filer, B&N.com Holding Corp., owns any shares of the Issuer's Class A Common Stock. Barnes & Noble, Inc. owns indirectly through its wholly-owned subsidiary and joint filer, B&N.com Holding Corp., 57,500,000 Membership Units in the Issuer's subsidiary barnesandnoble.com llc and 1 share of the Issuer's Class B Common Stock, which are currently convertible into 57,500,001 shares of Issuer's Class A Common Stock on a one-for-one basis.

(3) Reporting person Barnes & Noble, Inc. and its wholly-owned subsidiary and joint filer, B&N.com Holding Corp., are or may be deemed to be members of a "group" with Bertelsmann AG and its wholly-owned subsidiary, BOL.US Online, Inc., as parties under that certain Stockholders Agreement, dated as of May 28, 1999, which, among other things, address the disposition and voting of, on a fully converted basis, an aggregate of 115,000,002 shares of the Issuer's Class A Common Stock, as more fully described in the Form S-1. Barnes & Noble, Inc. and B&N.com Holding Corp. disclaim the existence of the group, and disclaim beneficial ownership of any securities owned by Bertlesmann AG or BOL.US Online, Inc.

(4) These securities are held indirectly by reporting person Barnes & Noble, Inc. through its wholly owned subsidiary and joint filer, B&N.com Holding Corp.

(5) These securities are held directly by joint filer, B&N.com Holding Corp., a wholly owned subsidiary of reporting person, Barnes & Noble, Inc.